Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

MEDCO HEALTH SOLUTIONS AT SMITH BARNEY

CITIGROUP HEALTHCARE CONFERENCE

MARCH 29, 2005

CALL PARTICIPANTS

• DAVID B. SNOW, JR. • JOANN REED • SUSAN CRAMER • JOEL KIMBROUGH	Medco Health Solutions, Chairman, President and CEO Medco Health Solutions, CFO Medco Health Solutions, Senior Director, Investor Relations Accredo Health, Inc., CFO

PRESENTATION

David B. Snow, Jr: Good afternoon everybody. With me also is JoAnn Reed, Medco’s CFO and Susan Cramer who is our Director of Investor Relations. Glad to be here today. We are going to briefly walk through Medco’s performance through fourth quarter 2004.

I want to focus a little bit on some of the more active things that I think most investors are interested in right now. Specifically specialty pharmacy. The recently announced intention to acquire Accredo. Also the Medicare benefit and how that relates to Medco. I’ll also give you some other information and I only have a short period of time to do it.

Before I begin I do want to remind you that I’m going to be making “forward-looking statements” and some of those “forward-looking statements” may ultimately turn out to be inaccurate so I would strongly advise you to read our form 10-K which can describe in some great detail the potential risks associated with our industry and our business.

I’ve been at Medco now for two years. We took Medco public when they spun out from Merck approximately 18 months ago. When we spun the company out we talked about a strategy. What were we going to do to ultimately become the undisputed brand of choice in our business? The strategy started with some very basic foundational steps all of which we’ve accomplished. Getting independent from Merck. Creating a strong track record of financial performance. Creating and reorganizing the company to face our clients in a more meaningful way. Becoming operationally excellent when it comes to building software. Building a world class service and reliability on infrastructure. We also had to get some of the legal issues behind us which we’ve done quite a bit of and continue to prove to our clients that we can manage their drug trend which is just foundational as you all know.

We’re now in the innovation stage. The foundational stage is done. We’re very focused on delivering meaningful brandable different innovations to our clients. So this past year we’ve rolled out things like EXPERxT Advisor. The Client Solution Center. Some new interpretations of transparency. We’ve invested an awful lot of time and money building out our specialty business and we’ll talk more about that later.

We also are one of the number one cards in the Medicare Discount Card in 2004 we have over one million people in it today. I’ll talk a bit more about that in our plans for 2006.

So 2004 was a good year although it got off to a bumpy start. We have taken the lead on the Medicare Discount Card which is now over a million enrollees. We are ranked number one in customer service for the fourth consecutive year by Wilson Rx. We were the first PBM ever to win the Ernest A. Codman Award for reducing medication errors. We also won full accreditation from the Joint Commission on Accreditation of Healthcare and we got a perfect score.

We were ranked number five over the Fortune 100 on our website and we were ranked number four as healthcare company of Fortune America’s Most Admired Companies. That actually happened in February of 2005.

So we’ve come a long way in a short period of time but we’re very much excited about where we’re heading.

Revenue was up 3.0 percent despite some losses in the year. Mail order scripts were up 12 percent closing at almost 88 million scripts.

Net income up 13 percent $481.6 million. EBITDA $1.2 billion up 20 percent. EBITDA per adjusted script up 22 percent at $1.83 and diluted earnings per share adjusted for intangible amortization was $2.14 up 21 percent.

Some of the key drivers that have made it a successful year include our large mail movement. Also our significant improvement in generic penetration which continues to go up. It went from 43.8 percent up to 46.3 percent.

Our mail penetration went from 34 percent to 38.8 percent so our overall gross margin went from 4.4 percent in 2003 to 4.9 percent in 2004. So clearly generic utilization, mail penetration, total rebates went up significantly 1.2 percent and we had significant gains in productivity and efficiency. All of which have helped drive performance at our bottom line.

As I mentioned before the generic dispensing rate went up to 46.3 percent. We’re getting much attention around 2006 now because 2006 will be a great year for Medco in that $11 billion worth of branded drugs go off patent with generic availability starting with Jazelcore (ph) which is scheduled for June of 2006. As most of you know we make more than 50 percent of our bottom line generic and mail and this is a key driver for driving that metric.

Obviously 2007 isn’t a bad year either with another $9.6 billion in branded drugs are going off patent with generic availability. It’s important to point out that for every $100 million of brand drugs spend coming off patent we can save our customers about $45 million and we can gain another $9.0 million in margin.

If you look at our mail order scripts you can see that compared to our next two largest competitors we did two million more scripts – 88 million scripts. We’re expected to do 86 million in 2005. We, as you all know, lost FEP Jan 1. We’ve made up quite a bit of that with some new sales as well as mandatory mail programs. You can see that mandatory mail grew to 5.2 million people of our membership in mandatory mail programs in 2004.

It grew in the first quarter of 2005 to 6.4 million people. So that trend continues. More and more customers are looking at it, asking for it because it does save them significant amounts of money.

We had a record number of renewals in 2004. We had over $21 billion in renewals. It’s a record for the company and I believe it’s a record for the industry. We are now in 2005 at $2.5 billion in new name wins and our client satisfaction improved over 20 percent this past year which is very meaningful for us because that’s a very strong early indicator around retention.

If you look at the discount card program, as you all know Medicare instituted the first phases of Medicare changes effective June 1, 2004. The discount card went into play. That’s expected to go through 2005 and be sunset for the next phase the Part B Program goes live in 2006.

You can see that Medco launched their card in June of 2004. It’s grown to over a million members. The average discount off of AWP is 14 percent per brand – 56 percent for generic. We have over $500 million in estimated drug spend going through that card today. We actually surveyed the members using this card. They’re extremely satisfied with it. They’re satisfied with the access. They’re satisfied with the service and they’re satisfied with the discounts.

So the first step in the Medicare Modernization Act really has worked despite the rederick that people would find confusing, but those of you who listen to Leslie Norwalk’s talk at lunch- the next phase is a little more challenging when it comes to confusion. I think the donut hole is something that will take a lot of explaining and it will take an awful lot of work.

However, Medco is committed to delivering in 2006 solutions for our customers around the Medicare opportunity. So what that means is that we have to meet a very aggressive time frame for implementation. Leslie mentioned some of this at lunch but we do need to have a formulary filed in April. We need to have a full application in by June. We will know in July whether we’re an improved PDP. We’re actually filing a national application.

We have to be up and ready to go for enrollment in November and in the meantime we will be certified by CMS to make certain that all the systems we need to support this new program work. So it’s a very large project. It’s very resource consuming, but it is to go after a $70 billion a year opportunity if you can trust the numbers. I don’t know what assumptions are in which numbers but the most recent number is $70 billion a year.

I think it’s something that is worth the investment and we actually are feeling very good about it. I told you we’re doing this to create solutions for our customers. Our primary motivation isn’t business consumer marketing. Our primary motivation is that we have health plan customers who want product so we’re building product for our health plans. We will continue to serve our health plans to manage their Medicare Advantage Program.

We’ll also be the Intel inside for many of their PDPs. We also are creating product for our employer customers who have lots of retirees and where the national PDP will be largely used for that group who want to put their retirees into a national PDP, taking advantage of the subsidy from the federal government. Do a better job managing the costs and ultimately they may want us to be the Intel inside or they may want us to take insured risk. If we take insured risk with our employer/customers, we have a standard prototype we’re developing.

We are actually developing a very unique model where we’re pushing some of the branded risk off our clients in doing unique arrangements with pharma. As many of you may have seen, we announced our first signing of an agreement with Glaxo-SmithKline last week.

We have a number of manufacturers who we’re working with and we expect many more to be signed over the next 60 days, which is in plenty of time to launch this product. So we’re doing some very unique and innovative things in the Medicare space. I think it will be a high quality product. It will be a cost-effective product and I think they will be received well in the marketplace.

In the specialty pharmacy area, we have been very focused on growing our business organically. You can see that in February of 2003, we had about 200,000 people enrolled in our Medco Specialty Pharmacy. By January of 2005, we grew it to almost 30 million people. We basically manage 125 different drugs in our specialty pharmacy program.

Specialty pharmacy is particularly important to clients as they look at the pipeline of biotech drugs that’s out there. They look at the prices of those drugs and they see it’s one of the most rapidly growing courses of their expense for their health plans that they sponsor. So they want solutions from us.

We have recently announced that we were going to do an acquisition later this year with Accredo and there are many reasons we did that, and we’ll get into some of them. Obviously, we’ve had a joint venture or an alliance with Accredo for a year now. We know the company well.

They offer a very unique subset of drugs that require special handling, special distribution, special care capabilities that Medco chose to not build themselves, so they had an alliance and they created an integrated platform to work with Accredo. A year later, after really understanding the company, we decided an acquisition made a lot of sense.

So we have made the announcement we’re acquiring Accredo. The value equivalent is $43.33 per Accredo share. It’s going to be $22 in cash and .49107 shares of Medco stock. The transacted value is 2.2 billion in equity value or 2.4 billion in enterprise value. It’s a transaction structure. It’s a tax-free reorganization, excluding the cash component.

There are two conditions at closing. One is Accredo stockholder approval and then the customary regulatory approvals. We are hopeful that this will close mid 2005 and one of the biggest strategic reasons we want to do this, in addition to the fact that I believe this property is one of the best in the specialty space, the quality of the care, the quality of the reputation, and their infrastructure is very important to us.

But also the combination of Medco and Accredo will make us a $4.2 billion presence in the specialty space and the largest in the specialty space post acquisition.

With that, I’m going to ask Joel Kimbrough to come up, who’s a long termer with Accredo and the CFO, to kind of talk to you in a little more detail about this property so you understand what we’re bringing into the Medco family.

Why don’t you come on up, Joel?

Joel Kimbrough: Thank you, Dave. To give a little bit of background for those who may not know Accredo Health, we are a Memphis-based holding company, so this accent that you hear is in fact real and very much Southern.

That being said, to Dave’s point, we are a specialty pharmacy located in Memphis, Tennessee, (inaudible) very small subset of very expensive, very technically acute drugs for a product long-term patient population. As you see here, we do 21 medications today and we’ll have a list here in a few minutes and you’ll see all of those.

We’re adding number 22, Ventavis, for pulmonary arterial hypertension that we’ll launch hopefully sometime early part of Q2, but the kind of drugs that we dispense are those that have a set of characteristics that are very unique. They’re very expensive.

If you heard Leslie talk about an example she gave with the gentleman who talked about $40,000 a year leukemia drug, unfortunately, or fortunately, there are medications, and many of the ones that we dispense, exceed $100,000 per patient per year or more, so the lowest threshold we look at is $8,000 per patient per year. We dispense the 10 most expensive medications in the country.

In addition to that, we’re looking for chronic long-term disease. It’s not those that are acute, not those that are short term. The hope here is that we can acquire patients and continue to serve that patient throughout his lifetime. We’re also looking for drugs that for many reasons require some form of special handling or some kind of a very special innovative care.

For example, Flolan for pulmonary hypertension has a half life of two minutes. It’s a 24-hour day, 7-day a week, 365-day a year, continual infusion to a centralized for pulmonary arterial hypertension patient. Unfortunately, without it, within an hour, a patient in most cases will die.

So one can see that this is a very different subset of drugs and one of the very reasons that we exist is to care for these types of patient populations. You can look to the right and you will see a pie chart that shows the breakdown of the drugs that we dispense, (inaudible) hemophilia and (inaudible) immune disorders with IVIG, our largest component, as well as (inaudible) growth of pulmonary hypertension and right on down the line.

We are divided into three distinct operating units. Nova Factor, located in Memphis, Tennessee is a very centralized pharmacy location whereby we dispense 14 of our 21 medications, either out of Memphis or out of Charlotte, North Carolina as a backup facility. It is done through preferred registry with the manufacturers and very much a manufacturer centric model.

In the middle, you will see our health services. It is, as the name indicates, the largest hemophilia provider in the country. It is located in Nashville, Tennessee. It is also a very centralized operation in that it dispenses out of Nashville or it dispenses out of Pittsburg, Pennsylvania, both as a backup site for these operations.

And last but not least, Accredo Therapeutics is the newest of our organizational pieces in that it was added as we acquired the SPS division of Gentiva. It is different from the other two components in the fact that it is very decentralized.

We have 36 branch operations throughout the country, primarily in dispensing of IVIG in the pulmonary hypertension drugs, those drugs that require a localized presence primarily because of the factors that we just mentioned, the acute nature of our patients and the need to have (inaudible) inventory, (inaudible) backed by nursing support.

This gives you an idea of what the geographic locations of these branches are. As one can see, we have divided these for two reasons, not the least of which is to serve our patients. In addition to that, it provides for a seamless network of pharmacy for us to provide Medicaid patients throughout the country to all the states that in fact require in-state pharmacy requirements, which to date number 23.

I get asked and I’m sure JoAnn and David get asked a lot, why does this make sense? And you know, for all the things that we believe Accredo is very good at, Medco is much better at everything on the other side of the spectrum, scale, access to employers, the ability to have innovation and technology, most of which, while we are very focused on the patient, they’re focused on the manufacturer.

They blend very, very well together. The technology and the (inaudible) for structure that Medco has put together would be virtually impossible to recreate at Accredo, but given the consolidation of the two, it allows me to use the best of their technologies with the handholding so to speak of our very direct patient care and very acute patient population that we serve.

We are very niche focused as we have pointed out, whereby Medco is a much larger scale, has a very distinct operational strategy and I think very complimentary with especially the work that we are doing.

Now this one, as David has pointed out, you look at the biotech pipeline for 2006 and 2007, I think one would realize that most of the major drugs coming down that pipeline are in fact injectable or an IV infused medications that are niche and our specialty in niche fits very well.

And I think we can give the combined organization of Medco and Accredo a very large advantage over many of its competitors and the fact that it can provide services on a full scope basis that heretofore it could not provide. These are a list of the medications that we do dispense.

As you also can see, many of the competitors that we have and the amount that – the number of drugs that they can dispense also, clearly our largest competitor with a number of drugs is Caremark, with the Advance merger they acquired TheraCom, which was the very specialized pharmacy within the Advance network which has the enzyme replacement products that we also share with them, as well as some of the other products, hemophilia being a primary example of that, that CareMark does as well.

But you can also see that across the board the Medco/Accredo combination creates a network of drugs that is unparalleled with any other competitor that’s out there.

And so with that, Dave, I will turn it back over to you.

David B. Snow, Jr: So again, just to reiterate, you know, we’ve very excited about this acquisition. We believe there are lots of synergies, both in terms of the top line as well as the SG&A line. It is a significant top line growth opportunity and is a higher margin business in our core business and the specialty growth space is probably the most rapidly growing because of the innovation going on in biotech.

There is a large pipeline of biotech drugs and, you know, we think we’re better prepared together to take a bigger share of that market. You know, we expect the deal to be accretive in 2006, excluding the one-time merger-related expenses.

And we are expecting approximately 40 million in annual pretax synergies, most coming through operational leverage, using some of our technologies, inserting them into the manual processes at Accredo, and also the cross-selling opportunities. So that’s the financial information.

You can just see Medco as of the end of 2004, a $35.4 billion company in terms of net revenue, Accredo is 1.7 billion; EBITDA, Medco, 1.2 billion, Accredo, 154.6 million; net income, 481.6 million for Medco, 76.1 for Accredo. Basically, if you look at Medco and you say, why should I invest—I would submit that the key reasons are that we are on a new strong track for retaining current customers, driving customer satisfaction, $21 billion in renewals in 2004, a record, significant growth opportunities, both in mail and generic as well as specialty, which we’ve discussed early.

I think we are well positioned to participate in the Medicare Part B program, and we already have a good track record when it comes to the discount card. And we have financial strength, strong balance sheet, strong cash flow from operations, and a nicely developing track record of making our numbers and keeping our promises.

And with that, I’m done. I think we have time for one or two questions and then I guess we have a breakout. So does anyone have any questions you would like to ask here?

David B. Snow, Jr: Yes, back here.

Unidentified Audience Participant: (Inaudible question – microphone inaccessible)

David B. Snow, Jr: It’s actually very different than just discounting to get Medicare business. It’s really a situation where, you know, Medco serves approximately 9 million Medicare recipients today and we’ve done it for a long time, so we have outstanding data.

What we’ve done is we’ve come up with an underwriting model at the sort of branded drugs, at the therapeutic class level, such that we know by age and demographics and parts of the country what the likely spends will be as lots of history. What we – our proposition to pharma is, since in the Medicare laws, branded manufacturers are exempt from Medicaid’s best price.

They can do more than they’ve traditionally done when it comes to Medicare. Our proposition is let’s underwrite this together at the therapeutic class level where your drugs are, and working together, we’re going to try to make sure we understand the new indications, what the likely growth is so we have accurate premium, accurate underwriting.

And then, to the extent we have utilization on the branded side that differs from those projections in any given year, they’re writing (inaudible). So they’re participating that skin in the game (ph) relative at the therapeutic class level. The ticket to entry to be in a preferred situation on a formulary is willingness to participate in this model.

And the reception has been very strong I think for two reasons. First of all, I think that this makes sense to pharma relative to their ability to take market share and to grow in this very important part of the market.

And secondly, I think what they’re telling me, what pharma is telling me- is they really are committed to creating a private sector solution as opposed to a solution where you go to a fallback government sponsored plan with government negotiating. So I think that for two very strong reasons, pharma is a very willing partner to create something where they too have skin in the game relative to managing the cost. OK?

Another question here?

Unidentified Audience Participant: (Inaudible question – microphone inaccessible)

David B. Snow, Jr: You mean infusion site centers? No, we don’t have infusion centers now. We have talked about that. I do think infusion centers are probably key if you want to get in the oncology space. And I think that’s the next frontier. I don’t think anyone is doing much of the oncology. Spend in the pipeline is full of very expensive new oncology drugs, so that’s actually something we will be looking at.

OK. We have time for another question. Anyone have any other questions? Over here?

Unidentified Audience Participant: (Inaudible question – microphone inaccessible)

David B. Snow, Jr: I’m going to ask my expert Joel. He’s the Avonex man.

Joel Kimbrough: Well, the – one thing I think is interesting about Avonex is the medical warning that was added a week or so ago, really (inaudible) up to this point already. It’s just not deterred from any of the Avonex sales. If anything, all it does is add just a little bit more, previous to the warning that heretofore everybody already knew anyway. As it relates to ongoing sales for Avonex, I think it will have little or any impact on it. We do about 40% of Avonex sales through Accredo right now.

David B. Snow Jr: Other questions?

We have two minutes.

OK.

No questions here.

I guess, Charles – the room – Virginia room for the breakout.

OK.

Thank you, everybody.

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Use of Non-GAAP Measures

Medco calculates and uses EBITDA and EBITDA per adjusted prescription as indicators of its ability to generate cash from reported operating results. These measurements are used in concert with net income, and cash flows from operations, which measures actual cash generated in the period. In addition, the company believes that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of the company’s reported net income are significant components of the statements of income, and must be considered in performing a comprehensive assessment of overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Medco’s calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

Medco uses earnings per share excluding amortization expense as a supplemental measure of operating performance. The amortization is associated with intangible assets that substantially arose in connection with the acquisition of Medco by Merck & Co., Inc. in 1993 that were pushed down to Medco’s balance sheet. The company believes that earnings per share excluding amortization of intangibles is a useful measure because of the significance of this non-cash item and to enhance comparability with its peers.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco filed a registration statement, including a proxy statement of Accredo Health, Incorporated, with the Securities and Exchange Commission (SEC) on March 24, 2005. Investors are urged to read the registration statement because it contains important information. Investors are able to obtain free copies of the registration statement, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the registration statement and the other relevant documents filed with the SEC.